UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On September 25, 2025, Megan Holdings Limited (the “Company” or “Megan”), a Malaysia-based company principally engaged in the development, construction, and maintenance of aquaculture farms and related works, entered into an underwriting agreement with D. Boral Capital LLC, as sole lead underwriter, pursuant to which the Company agreed to sell in a firm commitment initial public offering (the “Offering”) an aggregate of 1,250,000 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per Ordinary Share. The Company has granted a 45-day option to the underwriters to purchase up to 187,500 additional Ordinary Shares solely to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-281357), as amended, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2024 (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 22, 2025.

The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGN” on September 26, 2025. On September 29, 2025, the Company closed the Offering.

The Company received gross proceeds of approximately US$5 million from the Offering, before deducting underwriting discounts and other offering expenses.

In connection with the Offering, the Company issued a press release on September 25, 2025 announcing the pricing of the Offering and a press release on September 29, 2025 announcing the closing of the Offering. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer (Principal executive officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting agreement dated September 25, 2025 by and between the Company and D. Boral Capital LLC
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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